File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

Sendero SMGC GP Acquisition Company, LLC

(Name of company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Name	State of Organization	Location and Nature of Business
Sendero SMGC GP Acquisition Company, LLC	Missouri	1001 Fannin, Suite 550, Houston, TX 77002, Holding Company

CHx Capital Missouri, Inc.	Missouri	511 16th Street, Suite 300, Denver, CO 80202 Holding Company

Sendero SMGC Limited Acquisition Company, LLC	Missouri	1001 Fannin, Suite 550, Houston, TX 77002 Holding Company

Southern Missouri Gas Company, L.P.	Missouri	301 East 17th Street, Mountain Grove, MO 65711 Gas Distribution Company

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Approximately 350 miles of gas distribution pipelines and 150 miles of gas transmission pipelines along with ancillary meters, citygates and other property and equipment required to operate and maintain the overall system. All of the assets and facilities are located in the counties of Webster, Greene, Wright, Douglas Texas and Howell in the State of Missouri. All of the same assets and facilities are used to transport and distribute natural gas to residential, commercial and/or industrial customers located in twelve (12) communities within those counties previously listed.

SEC 1934 (4-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

Approximately 711,772 Mcf (2004)

0 Kwh (2004)

(b)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

0 Mcf (2004)

0 Kwh (2004)

(c)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

0 Mcf (2004)

0 Kwh (2004)

(d)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

Approximately 723,019 Mcf (2004) – includes gas purchased for fuel and line loss

0 Kwh (2004)

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Southern Missouri Gas Company, L.P.

301 East 17th Street

P.O. Box 847

Mountain Grove, MO 65711

The facilities consist of approximately 350 miles of g as distribution pipelines and 150 miles of gas transmission pipelines along with ancillary meters, citygates and other property and equipment required to operate and maintain the overall system. All of the assets and facilities are located in the counties of Webster, Greene, Wright, Douglas Texas and Howell in the State of Missouri. All of the same assets and facilities are used to transport and distribute natural gas to residential, commercial and/or industrial customers located in twelve (12) communities within those counties previously listed.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Total capital invested is approximately $2,339,000.

There are no guarantees, direct or indirect, nor any debt secured by the holding company or its investors. The general partnership interests and the limited partnership interests are both pledged as part of the collateral for the debt held exclusively at the operating company, Southern Missouri Gas Company, L.P. (SMGC)

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

This application is being made in connection with the acquisition by Sendero SMGC GP Acquisition Company, LLC and Sendero SMGC Limited Acquisition Company, LLC (collectively, the “Sendero LLCs”) of the general partnership interest and limited partnership interest, respectively of Southern Missouri Gas Company, L.P., the named Gas Distribution Company. Each of the parties named as a “Holding Company” in this application, being Sendero SMGC GP Acquisition Company, LLC, Sendero SMGC Limited Acquisition Company, LLC and CHx Capital Missouri, Inc., are newly formed entities, and were not in existence during the prior calendar year, and consequently had no income or surplus during the prior calendar year. Southern Missouri Gas Company, L.P. is being acquired by the Sendero LLCs as of the date of filing. The most relevant financial information on the Sendero LLCs and the Gas Distribution Company is the following:

2004 Capitalization of SMGC:	$6,919,815	Shareholder equity

	$39,875,933	Total liabilities

	$46,795,748	Total capitalization

2004 Earnings (Net Income) of SMGC:	$(1,107,104)

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th, day of May, 2005.

Sendero SMGC Acquisition Company, LLC
(Name of claimant)

By:	/s/ Randal T. Maffett
(Title) Randal T. Maffett, Executive Vice President

CORPORATE SEAL None

Attest:
Sendero SMGC Acquisition Company, LLC

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:
Randal T. Maffett	Executive Vice President
(Name)	(Title)
1001 Fannin, Suite 550, Houston, TX 77002
(Address)

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

None

INSTRUCTIONS FOR FORM U-3A-2

1.	Use of form. — After March 1, 1940, a holding company is not exempt from any provisions of the Public Utility Holding Company Act of 1935 by virtue of Rule U-3A-2 unless such holding company has on file with the Commission an effective statement on Form U-3A-2.

If a particular question is inapplicable or if the answer is “None,” so state.

2.	Time of filing. To keep on file with the Commission an effective statement under Rule U-3A-2 a holding company should file a statement on Form U-3A-2 prior to March 1 of each year, except that a holding company which is subsidiary of a registered holding company, and as to which substantially equivalent information is given in annual reports for such holding company system, need file only an initial report unless otherwise required by the Commission.

3.	Number of copies. — Only the original need be filed. If a duplicate is submitted, it will be returned to the holding company stamped to show date of receipt by the Commission.

4.	Size of paper. Use paper approximately 8-1/2 by II inches in size. The left margin should be at least 1-1/2 inches wide and should not be bound otherwise than on the left side.

5.	Meaning of terms. — For the purpose of Rule U-3A-2 and this form and instructions:

The terms “holding company,” “public utility company,” and “subsidiary company” have the meanings set forth in the Act.

The term “sold at wholesale,” when used with respect to electric energy, means electric energy sold for the purposes of resale; when used with respect to natural or manufactured gas, it also includes gas sold to industrial consumers for their own use.

Collection of Information

The information requested by this form is being collected because rule 2 of the Public Utility Holding Company Act of 1935 (“Act”) requires it. The Commission uses this information to determine the existence of detriment to interests the Act is designed to protect. The Commission estimates that it will take each respondent two and one-half hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

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